Exhibit 99.1

NexGen Drills Massive Pitchblende at South Arrow

VANCOUVER, Oct. 18, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSEMKT:NXE) is pleased to report radioactivity results for sixteen holes from South Arrow as part of our on-going summer drilling program on our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

South Arrow

Aggressive step out drilling at the recently discovered South Arrow has intersected significant off-scale radioactivity in multiple holes, and has extended the strike length and vertical extent of high grade mineralization to 240 m and 185 m, respectively. High grade uranium mineralization occurs as accumulations of semi-massive to massive pitchblende similar to that seen in the High Grade Domains of the Arrow Deposit.

•	AR-17-166c1 (250 m up-dip and southwest of discovery hole AR-17-151c1) intersected 41.0 m of total composite mineralization including 6.2 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 54.0 m section (182.5 to 236.5 m). This is the shallowest significant off-scale mineralization encountered anywhere on the Rook I property.
•	AR-17-160c1 (203 m up-dip and southwest of discovery hole AR-17-151c1) intersected 30.0 m of total composite mineralization including 3.5 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 157.0 m section (192.0 to 349.0 m).
•	AR-17-163c1 (190 m up-dip and southwest of discovery hole AR-17-151c1) intersected 23.0 m of total composite mineralization including 2.2 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 109.5 m section (162.5 to 272.0 m).

Two diamond drill rigs remain in operation at South Arrow as the Company continues to aggressively and systematically test this encouraging new zone. A total of eighteen assays remain pending.

A South Arrow longitudinal section and plan map with drill hole locations are shown in Figures 1 and 2.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "Drill hole AR-17-160c1 represents a highly successful 203 m step out to the southwest from the initial discovery hole at South Arrow. The ability to hit high grade mineralization on an aggressive step out of this distance has been a common characteristic of the Arrow Deposit, which is located 400 m to the north of South Arrow on a separate conductor. South Arrow contains a broad alteration halo that surrounds multiple parallel stacked mineralized zones, which are two important features observed at the Arrow Deposit. Hole AR-17-166c1 at South Arrow has encountered the shallowest significant high grade mineralization anywhere on the Rook I property to date."

Leigh Curyer, Chief Executive Officer, commented: "The scale of these South Arrow results are very exciting considering its very early in the discovery stage. They are unprecedented on the Rook I property and highlight the vast discovery potential of our dominant portfolio in the Southwest Athabasca Basin. An additional 5,000m of drilling has been allocated to South Arrow before the conclusion of the 2017 drilling program."

Table 1: South Arrow Drill Hole Data
Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth (From Surface)	Dip (From Surface)	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-151c3	327	-70	405.00	103.30	280.5	281.5	1	<500 - 18000
					290.5	292.5	2	<500 - 980
AR-17-152c1	327	-70	456.50	96.40	294.5	296	1.5	<500 - 1000
					302.5	303	0.5	<500 - 810
AR-17-152c2	327	-70	540.50	96.40	333	337.5	4.5	<500 - 3300
					341	342	1	<500 - 860
					387.5	388	0.5	<500 - 520
					405.5	406	0.5	<500 - 520
					470.5	471	0.5	<500 - 540
					481	482	1	<500 - 2200
AR-17-153c1	327	-67	546.00	97.80	373	373.5	0.5	500 - 3000
					388.5	389	0.5	<500 - 730
					391.5	393.5	2	<500 - 1100
					414	417	3	<500 - 21000
					454.5	455	0.5	<500 - 750
AR-17-153c2	327	-67	558.50	97.80	411	420	9	<500 - 6300
AR-17-157c1	327	-70	597.50	N/A	385	385.5	0.5	<500 - 530
					388.5	389	0.5	<500 - 1300
					396	396.5	0.5	<500 - 540
					488	488.5	0.5	<500 - 530
					528	528.5	0.5	<500 - 570
					531.5	532	0.5	<500 - 800
AR-17-157c2	327	-70	639.00	N/A	400.5	402	1.5	<500 - 900
					535.5	536	0.5	<500 - 700
					543	544.5	1.5	<500 - 1800
					547	548	1	<500 - 780
					561.5	564.5	3	<500 - 680
					577.5	579	1.5	<500 - 2690
AR-17-158c1	327	-70	600.00	N/A	438.5	439	0.5	<500 - 610
					445	445.5	0.5	<500 - 950
					452.5	460.5	8	<500 - 1750
AR-17-158c2	327	-70	579.50	N/A	486.5	488.5	2	<500 - 1450
					496	497	1	<500 - 800
					522.5	523	0.5	<500 - 600
AR-17-160c1	327	-68	393.00	97.60	192	211	19	<500 - 48000
					223.5	233.5	10	<500 - >61000
					241.5	242	0.5	<500 - 530
					348.5	349	0.5	<500 - 3600
AR-17-162c1	315	-68	442.50	96.80	145	145.5	0.5	<500 - 1100
					156	162	6	<500 - 56000
					178.5	179	0.5	<500 - 970
					199	200	1	<500 - 2200
					254.5	256.5	2	<500 - 15000
AR-17-163c1	315	-68	438.00	96.15	162.5	163	0.5	<500 - 810
					241.5	262.5	21	<500 - >61000
					270.5	272	1.5	<500 - 4650
AR-17-165c1	315	-80	249.00	91.40	116	118	2	<500 - 5800
AR-17-166c1	310	-70	303.00	N/A	182.5	200.5	18	<500 - 42200
					213.5	236.5	23	<500 - >61000
AR-17-168c1	315	-68	471.00	N/A	315	316.5	1.5	<500 - 2700
AR-17-169c1	315	-68	345.00	N/A	134.5	135	0.5	<500 - 630
					138.5	144	5.5	<500 - >61000
					152	153.5	1.5	<500 - 15000
Parameters:

• Maximum internal dilution 2.00 m downhole
• All depths and intervals are metres downhole, true thicknesses are yet to be determined
• "Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
• "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
• Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
• Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

South Arrow Drilling

AR-17-151c3

Hole AR-17-151c3 was a directional hole that departed pilot hole AR-17-151c1 at a depth of 123 m. It was designed to test the South Arrow zone 30 m above AR-17-151c1. Directional drilling was initiated at 144 m and the mineralized horizons were intersected at an inclination of -61°. Basement lithologies were intersected from the top of hole and dominantly consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, and foliation-controlled pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 3.0 m including 0.15 m of off-scale radioactivity (>10,000 to 18,000 cps) was intersected within a 12.0 m section (280.5 to 292.5 m) before the hole was terminated at 405 m.

AR-17-152c1

Hole AR-17-152c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). It was designed to test the South Arrow zone 40 m southwest of AR-17-151c1. Directional drilling was initiated at 132 m and the mineralized horizons were intersected at an inclination of -58°. The hole intersected Athabasca Group sandstones between 91.3 m and the unconformity at 96.4 m. Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 2.0 m was intersected between 294.5 m and 303.0 m. The hole was terminated at 456.5 m.

AR-17-152c2

Hole AR-17-152c2 was a directional hole that departed pilot hole AR-17-152c1 at 148 m. It was designed to test the South Arrow zone 50 m below AR-17-152c1. Directional drilling was initiated at 159 m and the mineralized horizons were intersected at an inclination of -68°. Basement lithologies were intersected from the top of the hole that included semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 8.0 m was intersected within a 149.0 m section (333.0 to 482.0 m) before the hole was terminated at 540.5 m.

AR-17-153c1

Hole AR-17-153c1 was a directional hole collared from surface at an angled orientation (-67°) to the northwest (327° azimuth). It was designed to test South Arrow zone 50 m down-dip from AR-17-151c2. Directional drilling was initiated at 126 m and the mineralized horizons were intersected at an inclination of -61°. The hole intersected Athabasca Group sandstones between 94.9 m and the unconformity at 97.8 m.  Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, fracture-hosted, foliation-controlled, and mineral replacement style pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 6.5 m including 0.55 m of off-scale radioactivity (>10,000 to 21,000 cps) was intersected within an 82.0 m section (373.0 to 455.0 m). The hole was terminated at 546 m.

AR-17-153c2

Hole AR-17-153c2 was a directional hole that departed pilot hole AR-17-152c1 at 294 m. Directional drilling was initiated at 126 m and the mineralized horizons were intersected at an inclination of -69°. It was designed to test the South Arrow zone 50 m down-dip of AR-17-153c1. Basement lithologies were intersected from the top of the hole that included semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. Continuous mineralization of 9.0 m was intersected between 411 and 420 m before the hole was terminated at 558.5 m.

AR-17-157c1

Hole AR-17-157c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). It was designed to test the South Arrow zone 50 m down-dip of AR-17-152c2. Directional drilling was initiated at 198 m and the mineralized horizons were intersected at an inclination of -66°. The hole intersected Devonian-aged sandstones between 87.9 m and 93.7 m. No Athabasca Group sandstones were encountered. Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 3.0 m was intersected within a 147.0 m section (385.0 to 532.0 m) before the hole was terminated at 597.5 m.

AR-17-157c2

Hole AR-17-157c2 was a directional hole that departed pilot hole AR-17-157c1 at 203 m. It was designed to test the South Arrow zone down-dip of AR-17-157c1. Directional drilling was initiated at 264 m and the mineralized horizons were intersected at an inclination of -70°. Basement lithologies were intersected from the top of the hole that included semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 9.0 m was intersected within a 178.5 m section (400.5 to 579.0 m) before the hole was terminated at 639.0 m.

AR-17-158c1

Hole AR-17-158c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). It was designed to test the South Arrow zone 50 m down-dip and northeast of AR-17-153c2. Directional drilling was initiated at 150 m and the mineralized horizons were intersected at an inclination of -65°. The hole intersected Cretaceous-aged mudstone between 71.8 m and 90.8 m.  Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 9.0 m was intersected within a 22.0 m section (438.5.0 to 460.5 m) before the hole was terminated at 600.0 m.

AR-17-158c2

Hole AR-17-158c2 was a directional hole that departed pilot hole AR-17-158c1 at 173 m. It was designed to test the South Arrow discovery 50 m down-dip of AR-17-158c1. Directional drilling was initiated at 189 m and the mineralized horizons were intersected at an inclination of -72°. Basement lithologies were intersected from the top of the hole that included semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected disseminated and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 3.5 m was intersected within a 36.5 m section (486.5 to 523.0 m) before the hole was terminated at 579.5 m.

AR-17-160c1

Hole AR-17-160c1 was collared from surface at an angled orientation (-68°) to the northwest (327° azimuth). It was designed to test the South Arrow zone 190 m southwest of AR-17-151c3. The hole intersected Athabasca Group sandstones between 92.7 m and the unconformity at 97.6 m.  Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, vein-style, and semi-massive pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 30.0 m including 3.5 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 157.0 m section (192.0 to 349.0 m) before the hole was terminated at 393.0 m.

AR-17-162c1

Hole AR-17-162c1 was collared from surface at an angled orientation (-68°) to the northwest (315° azimuth). It was designed to test the South Arrow zone 40 m up-dip of AR-17-162c1. The hole intersected Athabasca Group sandstones between 96.0 m and the unconformity at 96.9 m. Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, vein-style, and semi-massive pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 10.0 m including 0.85 m of off-scale radioactivity (>10,000 to 56,000 cps) was intersected within a 111.5 m section (145.0 to 256.5 m) before the hole was terminated at 442.5 m.

AR-17-163c1

Hole AR-17-163c1 was collared from surface at an angled orientation (-68°) to the northwest (315° azimuth). It was designed to test the South Arrow zone 50 m down-dip of AR-17-160c1. The hole intersected Athabasca sandstone between 92.25 m and the unconformity at 96.2 m.  Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, vein-style, and semi-massive pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 23.0 m including 2.2 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 109.5 m section (162.5 to 272.0 m) before the hole was terminated at 438.0 m.

AR-17-165c1

Hole AR-17-165c1 was collared from surface at a near vertical orientation (-80°) to the northwest (315° azimuth). The primary target was flat lying mineralization at the unconformity 55 m up-dip from AR-17-162c1. Basement-hosted mineralization was also expected immediately below the unconformity. No Athabasca Group sandstones were intersected indicating that the unconformity has been eroded at this location. Basement lithologies consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, and fracture-hosted pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 2.0 m was intersected between 116.0 m and 118.0 m before the hole was terminated at 249.5 m.

AR-17-166c1

Hole AR-17-166c1 was collared from surface at an angled orientation (-70°) to the northwest (310° azimuth). It was designed to test the South Arrow zone 50 m southwest of AR-17-160c1. Directional drilling was initiated at 120 m and the mineralized zones were intersected at an inclination of -75° The hole intersected basement lithologies beginning at 94.2 m which consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, vein-style, and semi-massive pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 41.0 m including 6.2 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 54.0 m section (182.5 to 236.5 m) before the hole was terminated at 303.0 m.

AR-17-168c1

Hole AR-17-168c1 was collared from surface at an angled orientation (-68°) to the northwest (315° azimuth). It was designed to test the South Arrow zone 50 m down-dip from of AR-17-163c2. Directional drilling was initiated at 99 m and the mineralized zone was intersected at an inclination of -55° The hole intersected basement lithologies beginning at 84.4 m which consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 1.5 m was intersected beginning at 315.0 m before the hole was terminated at 471 m.

AR-17-169c1

Hole AR-17-169c1 was collared from surface at an angled orientation (-68°) to the northwest (315° azimuth). It was designed to test the South Arrow zone 50 m up-dip from of AR-17-160c1. The hole intersected basement lithologies beginning at 96.5 m which consisted of semi-pelitic gneiss and orthogneiss of variable composition. Several broad deformation zones were encountered throughout. Extensive zones of hydrothermal alteration were also intersected which generally consisted of replacement- and hydrothermal breccia-style clay, chlorite and silicification. The hole intersected visible disseminated, vein-style, and semi-massive pitchblende mineralization in close association with deformation and hydrothermal alteration. A total composite mineralization of 7.5 m including 0.5 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 19.0 m section (134.5 to 153.5 m) before the hole was terminated at 345.0 m.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 18-OCT-17